Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated July 28, 2009

(to Prospectus dated October 29, 2008)

Registration No. 333-154835

July 31, 2009

JABIL CIRCUIT, INC.

Pricing Supplement

Pricing Supplement dated July 31, 2009 to Preliminary Prospectus Supplement dated July 28, 2009 of Jabil Circuit, Inc. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer	Jabil Circuit, Inc.

Title of Security	7.75% Senior Notes due 2016

Aggregate Principal Amount	$312,000,000

Maturity	July 15, 2016

Public Offering Price	96.143%, plus accrued interest, if any, from August 11, 2009

Coupon	7.75%

Yield to Maturity	8.50%

Spread to Treasury	+524 bps

Benchmark	UST 4.5% due May 15, 2017

Interest Payment Dates	January 15 and July 15 of each year, beginning on January 15, 2010

Record Dates	January 1 and July 1

Optional Redemption	We may redeem the notes at our option at any time, either in whole or in part at 100% of the principal amount thereof, plus a “make-whole” premium, using a discount rate of Treasuries plus 0.50%.

Change of Control	101%, plus accrued and unpaid interest, if any.

Gross Proceeds	$299,966,160

Underwriting Discount	2.00% per note, $6,240,000 in the aggregate.

Net Proceeds to Issuers before Expenses	$293,726,160

Approximate Net Proceeds to Issuers after Estimated Expenses	$293,026,160

Use of Proceeds	Depending on the amount of our 5.875% Senior Notes that are tendered in the Tender Offer, we expect to use all or a portion of the net proceeds of the notes offered hereby, together with cash on hand, to fund the purchase amount of the Tender Offer (including the accrued interest and associated fees and expenses). We will use any remaining net proceeds for general corporate purposes, which may include repaying any borrowings that may then be outstanding under the revolving credit portion of the Credit Facility, reducing the amount funded under the Foreign Securitization Program, reducing the amount funded under the U.S. Securitization Program, investing in investment grade securities, funding open market purchases, redemption or repayment of any untendered 5.875% Senior Notes or repaying a portion of our borrowings under the term potion of the Credit Facility.

Trade Date	July 31, 2009

Settlement Date	August 11, 2009 (T+7)

Ratings[1]	Ba1/BB+/BB+

Joint Book-Running Managers	J.P. Morgan Securities Inc.

Citigroup Global Markets Inc.

RBS Securities Inc.

Senior Co-Managers	Banc of America Securities LLC
Credit Suisse Securities (USA) LLC
RBC Capital Markets Corporation
UBS Securities LLC

Co-Managers	Daiwa Securities America Inc.
HSBC Securities (USA) Inc.

Mizuho Securities USA Inc.

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

Morgan Stanley & Co. Incorporated

BNP Paribas Securities Corp.

Comerica Securities, Inc.

U.S. Bancorp Investments, Inc.

Ladenburg Thalmann & Co. Inc.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Allocation	Name	Principal Amount of Notes to be Purchased
	J.P. Morgan Securities Inc.	$107,640,000
	Citigroup Global Markets Inc.	54,600,000
	RBS Securities Inc.	31,200,000
	Banc of America Securities LLC	28,080,000
	Credit Suisse Securities (USA) LLC	18,720,000
	RBC Capital Markets Corporation	18,720,000
	UBS Securities LLC	18,720,000
	Daiwa Securities America Inc.	4,680,000
	HSBC Securities (USA) Inc.	4,680,000
	Mizuho Securities USA Inc.	4,680,000
	Scotia Capital (USA) Inc.	4,680,000
	SunTrust Robinson Humphrey, Inc.	4,680,000
	Morgan Stanley & Co. Incorporated	3,588,000
	BNP Paribas Securities Corp.	2,340,000
	Comerica Securities, Inc.	1,716,000
	U.S. Bancorp Investments, Inc.	1,716,000
	Ladenburg Thalmann & Co. Inc.	1,560,000

Denominations	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers	CUSIP: 466313AE3

ISIN: US466313AE33

Listing	None

Form of Offering	SEC Registered (Registration No. 333-154835)

Additional Information:	The following changes will be made to the Preliminary Prospectus Supplement. Other information (including financial information) is deemed to have changed to the extent affected by the changes described below.

The second bullet-point in the section entitled “Capitalization” on page S-34 of the Preliminary Prospectus Supplement is hereby amended and shall read in its entirety as follows:

•

on an as adjusted basis to give effect to (i) $293.0 million of net proceeds from this offering and (ii) the use of this $293.0 million of net proceeds, along with $16.5 million of additional cash, to purchase, redeem or otherwise acquire all $300.0 million of our 5.875% Senior Notes in the Tender for the total consideration therefor.

The table in the section entitled “Capitalization” on page S-34 of the Preliminary Prospectus Supplement will be updated to reflect the following changes ($ in thousands):

As Adjusted
Cash and cash equivalents	$752,441
7.75% Senior Notes due 2016 offered hereby(3)	$312,000
Total long-term debt	$1,077,230
Total debt(5)	$1,233,489
Total capitalization	$2,631,548

(3)	The recorded amount of the notes offered hereby will be reduced by approximately $12.0 million to reflect the original issue discount.

The following shall be inserted as the penultimate sentence in the last paragraph in the section entitled “Underwriting” on page S-79 of the Preliminary Prospectus Supplement:

The Royal Bank of Scotland plc and ABN AMRO Bank N.V., each an affiliate of RBS Securities Inc., Bank of America, N.A., an affiliate of Banc of America Securities LLC, Credit Suisse, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, Royal Bank of Canada, an affiliate of RBC Capital Markets Corporation, UBS Loan Finance LLC, an affiliate of UBS Securities LLC, HSBC Bank USA, N.A., an affiliate of HSBC Securities (USA) Inc., Mizuho Corporate Bank, Ltd., an affiliate of Mizuho Securities USA Inc., The Bank of Nova Scotia, an affiliate of Scotia Capital (USA) Inc., SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., Morgan Stanley Bank, an affiliate of Morgan Stanley & Co. Incorporated, BNP Paribas, an affiliate of BNP Paribas Securities Corp., Comerica Bank, an affiliate of Comerica Securities, Inc. and U.S. Bank National Association, an affiliate of U.S. Bancorp Investments, Inc., each currently serves or has at one time served as a lender under our Credit Facility. Daiwa Securities America Inc. (“DSA”) has entered into an agreement with SMBC Securities, Inc. (“SMBCSI”) pursuant to which SMBCSI provides certain advisory and/or other services to DSA, including services with respect to this offering, in exchange for a fee. Sumitomo Mitsui Banking Corporation, an affiliate of SMBCSI, is currently a lender under our Credit Facility.

FREE WRITING PROSPECTUS LEGEND

JABIL CIRCUIT, INC. HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND PRELIMINARY PROSPECTUS SUPPLEMENT) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS (INCLUDING THE PROSPECTUS SUPPLEMENT) IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS JABIL CIRCUIT, INC. HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT JABIL CIRCUIT, INC. AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, JABIL CIRCUIT, INC., THE UNDERWRITERS OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND APPLICABLE PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM FROM: J.P. MORGAN SECURITIES INC., 270 PARK AVENUE, FLOOR 5, NEW YORK, NEW YORK 10017 OR BY CALLING (212) 270-1477.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.